July 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	United Bankshares, Inc.

Registration Statement on Form S-4 (as amended)

File No. 333-280677

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, United Bankshares, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 1:00 p.m., Eastern Time, on July 19, 2024, or as soon as practicable thereafter.

The Company hereby authorizes Sandra M. Murphy of Bowles Rice LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Murphy at (304) 347-1131 and that such effectiveness also be confirmed in writing.

Respectfully,
UNITED BANKSHARES, INC.
By:	/s/ Richard M. Adams, Jr.
Richard M. Adams, Jr.
Chief Executive Officer

cc:	Sandra M. Murphy, Bowles Rice LLP